Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Brookfield

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$413	$355
Restricted cash	12	235	154
Trade receivables and other current assets	13	1,012	623
Financial instrument assets	3	55	40
Due from related parties	16	650	412
		2,365	1,584
Financial instrument assets	3	47	68
Equity-accounted investments	10	372	372
Property, plant and equipment, at fair value	6	33,660	36,097
Intangible assets		222	233
Goodwill		877	970
Deferred income tax assets	5	108	40
Other long-term assets		111	109
Total Assets		$37,762	$39,473
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$442	$450
Financial instrument liabilities	3	340	198
Due to related parties	16	795	694
Non-recourse borrowings	7	1,101	775
Provisions		21	292
BEPC exchangeable and class B shares	9	6,356	7,430
		9,055	9,839
Financial instrument liabilities	3	407	498
Non-recourse borrowings	7	11,954	12,047
Deferred income tax liabilities	5	4,247	4,200
Provisions		618	633
Other long-term liabilities		575	531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,114	10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	241	258
The partnership	9	1,551	1,177
Total Equity		10,906	11,725
Total Liabilities and Equity		$37,762	$39,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Revenues	16	$806	$724	$2,462	$2,341
Other income		29	5	48	29
Direct operating costs		(254)	(238)	(841)	(781)
Management service costs	16	(45)	(41)	(147)	(106)
Interest expense	7	(231)	(230)	(671)	(587)
Share of earnings (loss) from equity-accounted investments	10	1	(4)	2	(3)
Foreign exchange and financial instruments gain	3	39	17	55	11
Depreciation	6	(269)	(293)	(834)	(806)
Other		(44)	(79)	(221)	(64)
Remeasurement of BEPC exchangeable and class B shares	9	286	(1,163)	1,074	(1,163)
Income tax recovery (expense)
Current	5	(20)	(12)	(51)	(26)
Deferred	5	(145)	17	(126)	(32)
		(165)	5	(177)	(58)
Net income (loss)		$153	$(1,297)	$750	$(1,187)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(59)	$—	$(69)	$31
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(2)	(2)	3	4
The partnership		214	(1,295)	816	(1,222)
		$153	$(1,297)	$750	$(1,187)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
Net income (loss)		$153	$(1,297)	$750	$(1,187)
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	—	36	(257)	36
Actuarial gain (loss) on defined benefit plans		—	—	12	(5)
Deferred income taxes on above items		(163)	(5)	(123)	(4)
Equity-accounted investments	10	—	1	—	—
Total items that will not be reclassified to net income		(163)	32	(368)	27
Other comprehensive loss that may be reclassified to net income:
Foreign currency translation		(290)	(160)	(675)	(1,421)
Losses arising during the period on financial instruments designated as cash-flow hedges	3	(129)	(1)	(117)	(33)
Unrealized gain (loss) on foreign exchange swaps net investment hedge	3	12	(13)	38	8
Reclassification adjustments for amounts recognized in net income	3	22	(7)	(38)	(44)
Deferred income taxes on above items		18	2	19	13
Equity-accounted investments	10	—	—	—	(2)
Total items that may be reclassified subsequently to net income		(367)	(179)	(773)	(1,479)
Other comprehensive loss		(530)	(147)	(1,141)	(1,452)
Comprehensive loss		$(377)	$(1,444)	$(391)	$(2,639)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(357)	$(82)	$(780)	$(686)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(17)	(8)	(17)	(61)
The partnership		(3)	(1,354)	406	(1,892)
		$(377)	$(1,444)	$(391)	$(2,639)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at June 30, 2021	$(5,273)	$(1,394)	$8,273	$(47)	$1,559	$258	$9,627	$11,444
Net income (loss)	214	—	—	—	214	(2)	(59)	153
Other comprehensive loss	—	(142)	(35)	(40)	(217)	(15)	(298)	(530)
Capital contributions	—	—	—	—	—	—	4	4
Disposals (Note 2)	60	—	(60)		—		(181)	(181)
Dividends declared	—	—	—	—	—	—	(201)	(201)
Other	35	(1)	(40)	1	(5)	—	222	217
Change in period	309	(143)	(135)	(39)	(8)	(17)	(513)	(538)
Balance, as at September 30, 2021	$(4,964)	$(1,537)	$8,138	$(86)	$1,551	$241	$9,114	$10,906

Balance, as at June 30, 2020	$1,356	$(1,560)	$6,853	$(6)	$6,643	$215	$9,374	$16,232
Net income (loss)	(1,295)	—	—	—	(1,295)	(2)	—	(1,297)
Other comprehensive income (loss)	—	(69)	14	(4)	(59)	(6)	(82)	(147)
Capital contributions	2	—	—	—	2	—	20	22
Dividends declared	(2)	—	—	—	(2)	—	(79)	(81)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	(10)	(4)	—	—	(14)	2	5	(7)
Change in period	(5,676)	(53)	406	(25)	(5,348)	(6)	(1,162)	(6,516)
Balance, as at September 30, 2020	$(4,320)	$(1,613)	$7,259	$(31)	$1,295	$209	$8,212	$9,716
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income (loss)	816	—	—	—	816	3	(69)	750
Other comprehensive loss	—	(186)	(166)	(58)	(410)	(20)	(711)	(1,141)
Capital contributions	—	—	—	—	—	—	42	42
Disposal (Note 2)	60	—	(60)	—	—	—	(181)	(181)
Dividends declared	—	—	—	—	—	—	(491)	(491)
Other	(14)	(1)	(17)	—	(32)	—	234	202
Change in period	862	(187)	(243)	(58)	374	(17)	(1,176)	(819)
Balance, as at September 30, 2021	$(4,964)	$(1,537)	$8,138	$(86)	$1,551	$241	$9,114	$10,906

Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income (loss)	(1,222)	—	—	—	(1,222)	4	31	(1,187)
Other comprehensive income (loss)	—	(675)	14	(9)	(670)	(65)	(717)	(1,452)
Capital contributions	102	—	—	—	102	—	29	131
Return of capital	—	—	—	—	—	—	(2)	(2)
Dividends declared	(276)	—	—	—	(276)	—	(363)	(639)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	(5)	(2)	—	—	(7)	2	2	(3)
Change in period	(5,772)	(657)	406	(30)	(6,053)	(59)	(2,046)	(8,158)
Balance, as at September 30, 2020	$(4,320)	$(1,613)	$7,259	$(31)	$1,295	$209	$8,212	$9,716
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net income		$153	$(1,297)	$750	$(1,187)
Adjustments for the following non-cash items:
Depreciation	6	269	293	834	806
Unrealized financial instruments gain	3	(27)	(19)	(24)	(14)
Share of earnings (loss) from equity-accounted investments	10	(1)	4	(2)	3
Deferred income tax (recovery) expense	5	145	(17)	126	32
Other non-cash items		(5)	61	50	48
Remeasurement of BEPC exchangeable shares and class B shares	9	(286)	1,163	(1,074)	1,163
Dividends received from equity-accounted investments	10	—	—	1	2
		248	188	661	853
Changes in due to or from related parties		(17)	(6)	44	38
Net change in working capital balances		(146)	(41)	(540)	(20)
		85	141	165	871
Financing activities
Proceeds from non-recourse and related party borrowings	7,16	1,371	419	2,731	1,241
Repayment of non-recourse and related party borrowings	7,16	(1,277)	(299)	(1,901)	(1,089)
Repayment of lease liabilities		(3)	(8)	(15)	(21)
Capital contributions from non-controlling interests	8	4	17	42	29
Capital contributions from the partnership	8	—	2	—	102
Return of capital to non-controlling interests		(181)	—	(181)	—
Exchangeable share issuance costs		—	(21)	—	(21)
Distributions paid and return of capital:
To participating non-controlling interests	8	(201)	(79)	(491)	(365)
To the partnership	9	—	—	—	(236)
		(287)	31	185	(360)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	—	(12)	(105)
Investment in property, plant and equipment	6	(158)	(91)	(563)	(198)
Proceeds from disposal of assets		376	—	376	11
Restricted cash and other	12	(6)	(117)	(78)	(143)
		212	(208)	(277)	(435)
Foreign exchange gain (loss) on cash		(9)	7	(15)	(3)
Cash and cash equivalents
Increase (decrease)		1	(29)	58	73
Net change in cash classified within assets held for sale		16	—	—	—
Balance, beginning of period		396	406	355	304
Balance, end of period		$413	$377	$413	$377
Supplemental cash flow information:
Interest paid		$211	$208	$618	$513
Interest received		$2	$6	$9	$14
Income taxes paid		$12	$11	$35	$24
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements (“interim financial statements”) of the company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on November 8, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

(d) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on the company.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

2. DISPOSAL OF ASSETS
In August 2021, the company along with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was $392 million and the company's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $15 million ($5 million net loss to the company) recognized in the consolidated statements of income. As a result of the disposition, the company's post-tax portion of the accumulated revaluation surplus of $79 million was reclassified from accumulated other comprehensive income directly to equity and noted as a Disposal item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the U.S. Wind portfolio is shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$387
Carrying value of net assets held for sale
Assets	793
Liabilities	(397)
396
Cash flow hedge associated with disposal	(6)
Loss on disposal, net of transaction costs	$(15)

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table presents the company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$413	$—	$—	$413	$355
Restricted cash(1)	314	—	—	314	229
Financial instrument assets(1)
Energy derivative contracts	—	44	11	55	104
Interest rate swaps	—	30	—	30	—
Foreign exchange swaps	—	17	—	17	4
Property, plant and equipment	—	—	33,660	33,660	36,097
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(210)	(52)	(262)	(27)
Interest rate swaps	—	(145)	—	(145)	(244)
Foreign exchange swaps	—	(11)	—	(11)	(23)
Tax equity	—	—	(329)	(329)	(402)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(6,356)	—	—	(6,356)	(7,430)
Non-recourse borrowing(1)	(2,000)	(12,159)	—	(14,159)	(14,595)
Total	$(7,629)	$(12,434)	$33,290	$13,227	$14,068
(1)Includes both the current amount and long-term amounts
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(m) – Basis of presentation and significant accounting policies on the annual report, the BEPC class C shares meet certain qualifying criteria and are presented as equity. See Note 9 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares
There were no transfers between levels during the nine months ended September 30, 2021.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	September 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$55	$262	$(207)	$77
Interest rate swaps	30	145	(115)	(244)
Foreign exchange swaps	17	11	6	(19)
Tax equity	—	329	(329)	(402)
Total	102	747	(645)	(588)
Less: current portion	55	340	(285)	(158)
Long-term portion	$47	$407	$(360)	$(430)
(a)   Tax equity
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in our company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$10	$(5)	$(53)	$(6)
Interest rate swaps	3	(19)	36	(39)
Foreign exchange swaps	19	18	67	50
Tax equity	15	9	31	(2)
Foreign exchange gain (loss)	(8)	14	(26)	8
	$39	$17	$55	$11
The following table reflects the gains (losses) included in other comprehensive loss in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(142)	$(2)	$(165)	$26
Interest rate swaps	8	—	45	(60)
Foreign exchange swaps	5	1	3	1
	(129)	(1)	(117)	(33)
Foreign exchange swaps - net investment	12	(13)	38	8
	$(117)	$(14)	$(79)	$(25)

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$10	$(7)	$(53)	$(48)
Interest rate swaps	12	—	15	4
	$22	$(7)	$(38)	$(44)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of our company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to our company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by our company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.
The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$235	$34	$48	$35	$—	$352	$(9)	$463	$806
Other income	28	20	4	(1)	3	54	(1)	(24)	29
Direct operating costs	(106)	(6)	(9)	(12)	(3)	(136)	5	(123)	(254)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	5	—	5
Adjusted EBITDA	157	48	43	22	—	270	—	316
Management service costs	—	—	—	—	(45)	(45)	—	—	(45)
Interest expense(1)	(35)	(8)	(14)	(2)	(6)	(65)	2	(116)	(179)
Current income taxes	(4)	—	—	(4)	—	(8)	—	(12)	(20)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(188)	(188)
Funds From Operations	118	40	29	16	(51)	152	—	—
Depreciation	(61)	(23)	(20)	(9)	—	(113)	3	(159)	(269)
Foreign exchange and financial instruments gain (loss)	26	(4)	3	—	(1)	24	(1)	16	39
Deferred income tax recovery (expense)	(36)	2	1	1	—	(32)	—	(113)	(145)
Other	(39)	(9)	(4)	1	—	(51)	—	7	(44)
Dividends on class A exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	286	286	—	—	286
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	249	249
Net income (loss) attributable to the partnership	$8	$6	$9	$9	$182	$214	$—	$—	$214
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $61 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $231 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$174	$39	$36	$23	$—	$272	$(7)	$459	$724
Other income	4	1	3	—	—	8	—	(3)	5
Direct operating costs	(89)	(11)	(8)	(12)	—	(120)	5	(123)	(238)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	2	—	2
Adjusted EBITDA	89	29	31	11	—	160	—	333
Management service costs	—	—	—	—	(37)	(37)	—	(4)	(41)
Interest expense(1)	(32)	(10)	(10)	(2)	—	(54)	2	(112)	(164)
Current income taxes	(5)	(1)	1	—	—	(5)	—	(7)	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	52	18	22	9	(37)	64	—	—
Depreciation	(56)	(30)	(8)	(8)	—	(102)	3	(194)	(293)
Foreign exchange and financial instruments gain (loss)	(1)	16	(21)	1	(10)	(15)	1	31	17
Deferred income tax recovery (expense)	15	2	1	(2)	—	16	—	1	17
Other	(7)	(28)	14	(7)	(1)	(29)	—	(50)	(79)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of exchangeable and class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of loss from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to the partnership	$3	$(22)	$8	$(7)	$(1,277)	$(1,295)	$—	$—	$(1,295)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of loss lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $2 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $230 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	713	147	134	100	—	1,094	(31)	1,399	2,462
Other income	45	24	7	(1)	3	78	(1)	(29)	48
Direct operating costs	(285)	(39)	(33)	(35)	(3)	(395)	14	(460)	(841)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	18	—	18
Adjusted EBITDA	473	132	108	64	—	777	—	910
Management service costs	—	—	—	—	(147)	(147)	—	—	(147)
Interest expense(1)	(102)	(28)	(41)	(12)	(10)	(193)	6	(328)	(515)
Current income taxes	(14)	(2)	—	(4)	—	(20)	—	(31)	(51)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(551)	(551)
Funds From Operations	357	102	67	48	(157)	417	—	—
Depreciation	(186)	(84)	(62)	(29)	—	(361)	9	(482)	(834)
Foreign exchange and financial instruments gain (loss)	11	(22)	9	(3)	2	(3)	1	57	55
Deferred income tax recovery (expense)	(23)	4	2	2	4	(11)	—	(115)	(126)
Other	(62)	(19)	(13)	(1)	(49)	(144)	—	(77)	(221)
Dividends BEPC exchangeable shares(1)	—	—	—	—	(156)	(156)	—	—	(156)
Remeasurement of exchangeable and class B shares	—	—	—	—	1,074	1,074	—	—	1,074
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(10)	—	(10)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	617	617
Net income (loss) attributable to the partnership	97	(19)	3	17	718	816	—	—	816
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $66 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $671 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	683	68	36	49	—	836	(30)	1,535	2,341
Other income	17	1	3	—	—	21	—	8	29
Direct operating costs	(264)	(22)	(8)	(27)	—	(321)	15	(475)	(781)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	15	—	15
Adjusted EBITDA	436	47	31	22	—	536	—	1,068
Management service costs	—	—	—	—	(81)	(81)	—	(25)	(106)
Interest expense(1)	(95)	(16)	(10)	(5)	—	(126)	7	(402)	(521)
Current income taxes	(10)	(2)	1	(1)	—	(12)	—	(14)	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(627)	(627)
Funds From Operations	331	29	22	16	(81)	317	—	—
Depreciation	(171)	(51)	(8)	(17)	—	(247)	8	(567)	(806)
Foreign exchange and financial instruments gain (loss)	8	14	(21)	—	(9)	(8)	3	16	11
Deferred income tax recovery (expense)	(11)	4	1	(2)	—	(8)	—	(24)	(32)
Other	(26)	(27)	14	(7)	(1)	(47)	—	(17)	(64)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of loss from equity-accounted investments	—	—	—	—	—	—	(11)	—	(11)
Net earnings attributable to non-controlling interests	—	—	—	—	—	—	—	592	592
Net income (loss) attributable to the partnership	131	(31)	8	(10)	(1,320)	(1,222)	—	—	(1,222)
(1)Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests. Total interest expense of $587 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
As at September 30, 2021
Cash and cash equivalents	$60	$31	$49	$13	$—	$153	$(2)	$262	413
Property, plant and equipment, at fair value	11,235	1,404	1,545	1,082	—	15,266	(518)	18,912	33,660
Total assets	12,739	1,606	1,723	1,130	13	17,211	(171)	20,722	37,762
Total borrowings	3,005	774	1,270	466	—	5,515	(162)	7,702	13,055
Other liabilities	3,095	359	192	78	6,423	10,147	(9)	3,663	13,801
For the nine months ended September 30, 2021:
Additions to property, plant and equipment	136	38	54	3	—	231	(8)	389	612
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	355
Property, plant and equipment, at fair value	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	269	14	28	8	—	319	(7)	181	493
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric	$468	$374	$1,409	$1,376
Wind	112	127	458	406
Solar	154	152	406	368
Energy transition	72	71	189	191
Total	$806	$724	$2,462	$2,341
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2021	December 31, 2020
North America	$19,733	$21,242
Colombia	7,361	8,150
Brazil	2,813	2,711
Europe	4,125	4,366
	$34,032	$36,469
5. INCOME TAXES
The company's effective income tax rate was 19.1% for the nine months ended September 30, 2021 (2020: (5.1)%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
During the quarter, the company incurred a one-time deferred tax expense of $142 million as a result of new tax legislation in Colombia.
6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020		$22,846	$6,316	$6,786	$149	$36,097
Additions		231	127	241	13	612
Disposal of assets	2	—	(761)	—	—	(761)
Items recognized through OCI
Change in fair value		—	(257)	—	—	(257)
Foreign currency translation		(939)	(79)	(171)	(8)	(1,197)
Items recognized through net income
Depreciation		(325)	(265)	(236)	(8)	(834)
As at September 30, 2021(3)		$21,813	$5,081	$6,620	$146	$33,660
(1)Includes cogeneration and biomass.
(2)Includes assets under construction of $255 million (2020: $183 million) in our hydroelectric segment, $211 million (2020: $96 million) in our wind segment, $177 million (2020: $172 million) in our solar segment, $6 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $53 million (2020: $55 million) in our hydroelectric segment, $133 million (2020: $159 million) in our wind segment, $155 million (2020: $149 million) in our solar segment, and $2 million (2020: $2 million) in other.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at September 30, 2021, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	5.1	8	$5,693	$6,168	4.9	8	$5,412	$6,108
Wind	3.6	9	2,549	2,747	3.8	10	3,041	3,428
Solar	3.7	12	3,940	4,261	3.4	12	3,480	4,038
Energy transition	3.8	12	901	983	3.8	12	926	1,021
Total	4.3	9	$13,083	$14,159	4.1	10	$12,859	$14,595
Add: Unamortized premiums(1)			56				56
Less: Unamortized financing fees(1)			(84)				(93)
Less: Current portion			(1,101)				(775)
			$11,954				$12,047
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In the first quarter of 2021, the company completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the second quarter of 2021, the company completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, the company completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, the company completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, the company completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, the company completed a refinancing of C$200 million ($162 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, the company completed a financing of R$200 million ($40 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

In the third quarter of 2021, the company agreed to amend the COP 100 billion ($26 million) revolving credit facility to extend its maturity to August 2022.
In the third quarter of 2021, the company completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, the company entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the third quarter of 2021, the company entered into an agreement for a $50 million letter of credit facility in the United States.
In the third quarter of 2021, the company increased its revolving credit facility associated with the United States business by $250 million to a total of $400 million.
In the third quarter of 2021, the company completed a refinancing of €513 million ($607 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.40% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate rate plus 1.6% increasing by 0.20% every five years maturing in 2031.
8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2021	December 31, 2020
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,114	$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	241	258
	$9,355	$10,548

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$2,650	$14	$97	$961	$508	$10,290
Net income (loss)	(4)	(19)	(43)	—	45	—	16	(55)	(9)	(69)
Other comprehensive income (loss)	(88)	(59)	(182)	(3)	(363)	(2)	—	(15)	1	(711)
Capital contributions	—	1	—	41	—	—	—	—	—	42
Disposal	(181)	—	—	—	—	—	—	—	—	(181)
Dividends declared	(5)	(15)	(160)	(11)	(175)	(1)	(6)	(74)	(44)	(491)
Other(1)	—	—	149	—	—	—	—	62	23	234
As at September 30, 2021	$724	$1,810	$2,846	$101	$2,157	$11	$107	$879	$479	$9,114
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	21% - 30%
(1) During the year, the company issued additional shares to a partially-owned subsidiary of Brookfield Renewable. Refer to Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable and BEPC class B shares are classified as liabilities due to their exchangeable and cash redemption features. The BEPC exchangeable shares and the class B shares were issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable and BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one non-voting limited partnership units of BEP ("LP units"). As at September 30, 2021, BEPC exchangeable and BEPC class B shares were remeasured to reflect the NYSE closing price of one LP unit, $36.91 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three and nine months ended September 30, 2021, BEPC exchangeable shareholders exchanged 4,766 and 14,408 BEPC exchangeable shares, respectively for an equivalent number of LP units amounting to $1 million reduction in the financial liability. The company paid dividends of $52 million and $156 million on its BEPC exchangeable shares during the three and nine months ended September 30, 2021, respectively. Dividends paid on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable and BEPC class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2020	172,180,417	165	$7,430
Share issuance(1)	38,996	—	1
Share exchanges	(14,408)	—	(1)
Remeasurement of liability	—	—	(1,074)
Balance, as at September 30, 2021	172,205,005	165	$6,356
(1) Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at September 30, 2021.
In December 2020, the company entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The normal course issuer bid will expire on December 15, 2021, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2021.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the nine months ended September 30, 2021:

(MILLIONS)	September 30, 2021
Opening balance	$372
Share of net earnings	2
Dividends received	(1)
Foreign exchange translation and other	(1)
Ending balance	$372

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Cash	$377	$347
Short-term deposits	36	8
	$413	$355
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operations	$89	$123
Credit obligations	95	72
Development projects	130	34
Total	314	229
Less: non-current	(79)	(75)
Current	$235	$154
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Trade receivables	$515	$471
Prepaids and other	77	45
Inventory	20	22
Income tax receivables	8	5
Collateral deposits(1)	326	—
Other short-term receivables	66	80
	$1,012	$623
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2021	December 31, 2020
Operating accrued liabilities	$181	$203
Accounts payable	126	114
Interest payable on borrowings	65	65
BEPC exchangeable shares distributions payable(1)	17	11
Current portion of lease liabilities	23	30
Other	30	27
	$442	$450
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
The company, together with institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2022 subject to customary closing conditions, with the company expected to hold a 25% interest.
The company, together with institutional partners, entered into a commitment to invest COP 153 billion ($40 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with the company expected to hold a 21.6% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the quarter and resulted in the immaterial dilution of the company’s interest in TerraForm

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

Power. Subsequent to quarter end, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at September 30, 2021 were $674 million (2020: $687 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) a subsidiary of the company fully and unconditionally guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the draws bear interest at an applicable interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2021 (December 31, 2020: nil).
Energy Marketing Internalization
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. The agreement provides for the transfer for the partnership's Power Agency Agreements and related party power purchase agreements relating to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America ("GLHA"), which are further described below. Certain third-party power purchase agreements were also transferred to the company as part of the Energy Marketing Internalization of the partnership’s North American energy marketing business.
The agreement became effective on April 1, 2021.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing the partnership as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, the partnership scheduled, dispatched and arranged for transmission of the power produced and the power

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by the partnership to the company.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, the partnership purchased all energy from several power facilities in Maine and New Hampshire held by GLHA at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.
Upon closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the company.
During the three and nine months ended September 30, 2021, cash flows (used in) provided by related party financing activities totaled $(202) million and $(34) million, respectively (2020: $77 million and $19 million, respectively).
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$25	$60	$133	$285

Direct operating costs
Energy purchases(1)	$(19)	$(2)	$(32)	$(7)
Energy marketing & other services	(13)	(3)	(19)	(7)
Insurance services(2)	—	(6)	—	(16)
	$(32)	$(11)	$(51)	$(30)

Interest expense
Borrowings	$(9)	$(1)	$(21)	$(2)

Management service costs	$(45)	$(41)	$(147)	$(106)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three and nine months ended September 30, 2021, the company recognized nil and $62 million gains, respectively (2020:nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services were paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were nil.

Brookfield Renewable Corporation	Q3 2021 Interim Consolidated Financial Statements and Notes	September 30, 2021

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Sachin Shah
Randy MacEwen
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN